UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

dELiA*s, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
246911101
(CUSIP Number)
Michael Gold, also known as Miguel S. Goldgrub c/o Cosa – Nova Fashions Limited 50 Dufflaw Road Toronto, Ontario M6A 2W1 416-789-1071
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [x].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 246911101	13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Cosa – Nova Fashions Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

1,777,680 (1)

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

1,777,680 (1)

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,777,680 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.60% (2)
14	TYPE OF REPORTING PERSON CO
(1) All shares of common stock of dELiA*s, Inc. held by Cosa – Nova Fashions Limited (“Cosa – Nova Fashions”) may be deemed to be beneficially owned by Michael Gold, also known as Miguel S. Goldgrub or Michael S. Goldgrub (referred to herein as Michael Gold or Mr. Gold), as the beneficial owner of 100% of the common stock of Cosa – Nova Fashions.
(2) Based on 31,726,645 shares of common stock of dELiA*s, Inc. outstanding as of June 4, 2012 (as reported on the cover page of the dELiA*s, Inc. Quarterly Report on Form 10-Q for the quarter ended April 28, 2012 filed with the Securities and Exchange Commission on June 7, 2012).

CUSIP NO. 246911101	13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael Gold, also known as Miguel S. Goldgrub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

1,777,680 (2)

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

1,777,680 (2)

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,777,680 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.60% (3)
14	TYPE OF REPORTING PERSON IN
(1) All shares of common stock of dELiA*s, Inc. that are reported herein as beneficially owned by Mr. Gold have been acquired by Cosa – Nova Fashions using funds available from its working capital.
(2) All shares of common stock of dELiA*s, Inc. held by Cosa – Nova Fashions may be deemed to be beneficially owned by Mr. Gold as the beneficial owner of 100% of the common stock of Cosa – Nova Fashions.  Excluded from these figures are 5,000 shares of common stock of dELiA*s, Inc. issuable under an unvested stock option held by Mr. Gold.
(3) Based on 31,726,645 shares of common stock of dELiA*s, Inc. outstanding as of June 4, 2012 (as reported on the cover page of the dELiA*s, Inc. Quarterly Report on Form 10-Q for the quarter ended April 28, 2012 filed with the Securities and Exchange Commission on June 7, 2012).

CUSIP NO. 246911101	13D	Page 4 of 8

Explanatory Note:

Cosa – Nova Fashions Limited (“Cosa – Nova Fashions”) and Michael Gold, also known as Miguel S. Goldgrub or Michael S. Goldgrub (referred to herein as Michael Gold or Mr. Gold) previously filed beneficial ownership reports with respect to the common stock of dELiA*s, Inc., a Delaware corporation (the “Issuer”) on Schedule 13G.  Solely due to Mr. Gold’s service as a director on the Board of Directors of the Issuer, Cosa – Nova Fashions and Mr. Gold are currently filing beneficial ownership reports on Schedule 13D.

Item 1.  Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of the Issuer. The principal executive offices of the Issuer are located at 50 West 23rd Street, New York, New York 10010.

Item 2.  Identity and Background.

(a) through (c) and (f)

This Schedule 13D is being filed by the individual and entity listed below (each a “Reporting Person” and, collectively, the “Reporting Persons”).  The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

Name	Residence or Business Address	Citizenship	Present Principal Occupation and the Name, Principal Business and Address of Any Entity in which such Occupation is Conducted
Michael Gold	c/o Cosa – Nova Fashions Limited 50 Dufflaw Road Toronto, Ontario M6A 2W1	Canada	President and Secretary Cosa – Nova Fashions Limited 50 Dufflaw Road Toronto, Ontario M6A 2W1
Cosa – Nova Fashions Limited	50 Dufflaw Road Toronto, Ontario M6A 2W1	Ontario, Canada	n/a

(d) and (e)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 246911101	13D	Page 5 of 8

Item 3.  Source and Amount of Funds or Other Consideration.

Cosa – Nova Fashions used funds available from its working capital to purchase its shares of Common Stock.  The shares of Common Stock reported in this Schedule 13D as beneficially owned by Cosa – Nova Fashions were purchased in the open market at then-prevailing market prices.

The shares of Common Stock that have been acquired by Cosa – Nova Fashions and are deemed to be beneficially owned by Mr. Gold were not acquired with any personal funds of Mr. Gold.  On July 9, 2012, in connection with being elected to the Issuer’s Board of Directors, Mr. Gold received from the Issuer an award of a stock option to acquire 5,000 shares of Common Stock.  For further information regarding this stock option award, see Item 6 herein.

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired their shares of Common Stock (and, in the case of Mr. Gold a stock option exercisable to acquire shares of Common Stock) for the purpose of investing in the Issuer.  The Reporting Persons continue to review their investments in the Common Stock and, from time to time, depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general and market conditions, may determine to acquire or dispose through open market transactions or otherwise shares of Common Stock.

Except as set forth in the immediately preceding paragraph, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

The percentage ownership information as presented in Item 5(a) and Item 5(b) is calculated based on 31,726,645 shares of Common Stock issued and outstanding (as reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended April 28, 2012 filed with the Securities and Exchange Commission on June 7, 2012).

(a) – (b)                      At July 9, 2012 the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons was 1,777,680, or approximately 5.60% of the Company’s issued and outstanding shares.

CUSIP NO. 246911101	13D	Page 6 of 8

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote
Michael Gold *,**	1,777,680	5.60%	1,777,680	0	1,777,680	0
Cosa – Nova Fashions Limited	1,777,680	5.60%	1,777,680	0	1,777,680	0

* As the beneficial owner of 100% of the common stock of Cosa – Nova Fashions, Mr. Gold may be deemed to beneficially own the 1,777,680 shares of Common Stock of the Issuer owned by Cosa – Nova Fashions.
** Excludes 5,000 shares of Common Stock issuable under an unvested stock option held by Mr. Gold.  For further information regarding this stock option award, see Item 6 herein.

(c)           On July 9, 2012, in connection with being elected to the Issuer’s Board of Directors, Mr. Gold received from the Issuer an award of a stock option to acquire 5,000 shares of Common Stock.  For further information regarding this stock option award, see Item 6 herein.  Other than the grant to Mr. Gold of this stock option, none of the Reporting Persons has effected any transactions in Common Stock during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement relating to the Common Stock of the Issuer, filed as Exhibit 99.1 to this Schedule 13D. The Joint Filing Agreement is incorporated herein by reference.

On July 9, 2012 (the “Grant Date”), in connection with being elected to the Issuer’s Board of Directors, Mr. Gold received from the Issuer an award of a stock option to acquire 5,000 shares of Common Stock at $1.50 per share pursuant to a stock option agreement (such option, the “Stock Option”).  The Stock Option vests as to 25% of the shares of Common Stock issuable thereunder on successive anniversary dates of the Grant Date, commencing on July 9, 2013.  The Stock Option expires on July 9, 2022.

Except as disclosed in or incorporated by reference into this Item 6 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

CUSIP NO. 246911101	13D	Page 7 of 8

Item 7.  Material to be Filed as Exhibits.

Exhibit                                          Description

99.1	Joint Filing Agreement, dated as of July 10, 2012, by and between Cosa – Nova Fashions Limited and Michael Gold, also known as Miguel S. Goldgrub.

99.2
Power of Attorney granted by Cosa – Nova Fashions Limited in favor of Morley H. Beallor, Susan S. Ancarrow and Seth A. Winter, dated January 13, 2011 (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to Schedule 13G related to the common stock of dELiA*s, Inc. filed by Cosa – Nova Fashions Limited and Miguel S. Goldgrub, also known as Michael Gold, on May 11, 2012).

99.3
Power of Attorney granted by Miguel S. Goldgrub, also known as Michael Gold, in favor of Morley H. Beallor, dated May 10, 2012 (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to Schedule 13G related to the common stock of dELiA*s, Inc. filed by Cosa – Nova Fashions Limited and Miguel S. Goldgrub, also known as Michael Gold, on May 11, 2012).

CUSIP NO. 246911101	13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2012	COSA – NOVA FASHIONS LIMITED

/s/ Morley H. Beallor
Morley H. Beallor
Attorney-in-Fact, pursuant to Power of Attorney dated January 13, 2011

MICHAEL GOLD, also known as MIGUEL S. GOLDGRUB

/s/ Morley H. Beallor
Morley H. Beallor, Attorney-in-Fact, pursuant to Power of Attorney dated May 10, 2012